NEWS RELEASE

Fortuna renews share repurchase program

Vancouver, April 30, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) announced today that the Toronto Stock Exchange has approved the renewal of Fortuna’s normal course issuer bid (the “NCIB”) to purchase up to five percent of its outstanding common shares.

Under the NCIB, purchases of common shares may be made through the Toronto Stock Exchange, the New York Stock Exchange and/or alternative Canadian trading systems. The share repurchase program starts on May 2, 2025, and will expire on the earlier of:

•	May 1, 2026; one calendar year after the renewal of the share repurchase program;
•	the date Fortuna acquires the maximum number of common shares allowable under the NCIB; or
•	the date Fortuna otherwise determines not to make any further repurchases under the NCIB.

Fortuna believes that from time to time, its common shares trade at market prices that may not adequately reflect their underlying value. As a result, depending upon future price movements and other factors, the Board of Directors of Fortuna believes that the repurchase of common shares for cancellation would be an appropriate use of corporate funds. Pursuant to the NCIB, Fortuna is permitted to repurchase up to 15,347,999 common shares, being five percent of its outstanding 306,959,986 common shares as of April 28, 2025. Common shares purchased under the NCIB will be canceled.

The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Fortuna based on a number of factors, including Fortuna’s financial performance and flexibility in the context of its financial guardrails, the availability of discretionary cash flow, and capital funding requirements.

The NCIB will be effected in accordance with the Toronto Stock Exchange’s normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Fortuna’s common shares on the applicable exchange. Subject to exceptions for block purchases, Fortuna will limit daily purchases of common shares on the Toronto Stock Exchange in connection with the NCIB to no more than 25 percent, representing 205,903 common shares of the six-month average daily trading volume of the common shares on the Toronto Stock Exchange, representing 823,613 common shares, during any trading day.

Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted under applicable securities laws.

In connection with the NCIB, Fortuna has entered into a share repurchase plan with a broker, which will enable the broker to purchase common shares on behalf of Fortuna through the open market in accordance with instructions from management, provided that Fortuna is not in possession of any material non-public information or subject to any black-out periods at such time.

Fortuna’s prior NCIB for the purchase of up to 15,287,201 common shares expires on May 1, 2025. As of April 28, 2025, Fortuna repurchased an aggregate of 7,319,540 common shares on the open market through the facilities of the NYSE at a weighted-average price of US$4.7203 per common share, excluding brokerage fees. The repurchased common shares were subsequently canceled.

A copy of Fortuna’s notice filed with the Toronto Stock Exchange may be obtained by any shareholder without charge, by contacting Fortuna’s Investor Relations department at info@fmcmail.com.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with four operating mines and exploration activities in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long- term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements relating to Fortuna’s intention to renew the NCIB and the timing, methods and quantity of any purchases of common shares under the NCIB. These Forward-looking Statements are based on certain assumptions that Fortuna has made in respect thereof as at the date of this news release, including: prevailing commodity prices, margins and exchange rates, that Fortuna’s businesses will continue to achieve sustainable financial results and that future results of operations will be consistent with past performance and management expectations in relation thereto, the availability of cash for repurchases of common shares under the NCIB, and compliance with applicable laws and regulations pertaining to an NCIB. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fortuna to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to Fortuna’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; inability to meet sustainability, environmental, diversity or safety targets, goals, and strategies (including greenhouse gas emissions reduction targets); risks associated with political instability and changes to the regulations governing Fortuna’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which Fortuna does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian and the Israel – Hamas conflicts, and the impact they may have on global economic activity; risks relating to the termination of Fortuna’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to Fortuna’s exploration, development and operational activities; risks related to Fortuna’s ability to obtain adequate financing for planned exploration and development activities; substantial reliance on the Séguéla Mine, the Yaramoko Mine, and the Lindero Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by Fortuna; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving Fortuna’s directors and officers; risks associated with Fortuna’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to Fortuna’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on Fortuna’s business, operations and financial condition; Fortuna’s ability to access its supply chain; the ability of Fortuna to transport its products; and impacts on Fortuna’s employees and local communities all of which may affect Fortuna’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its credit facility, or an event of default which may reduce Fortuna’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by Fortuna for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of Fortuna’s common shares; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of Fortuna’s common shares; uncertainty relating to Fortuna’s ability to pay dividends in the future; risks relating to the market for Fortuna’s securities; risks relating to the convertible notes of Fortuna; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against Fortuna; as well as those factors referred to in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2024 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of Fortuna’s Form 40-F and available at www.sec.gov/edgar.shtml. Although Fortuna has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions and factors management considers reasonable, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; there being no significant disruptions affecting operations, whether relating to labor, supply, power, blockades, damage to equipment or other matter; there being no material and negative impact to the various contractors, suppliers and subcontractors at Fortuna’s mine sites as a result of the Ukrainian – Russian, Israel - Hamas conflicts or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and production continuing on a basis consistent with Fortuna’s current expectations; expectations regarding Fortuna completing the sale of the San Jose Mine on a basis consistent with Fortuna’s current expectations; expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of Fortuna; expectations that the 2024 Mining Code will not have a material change to Fortuna’s business in Burkina Faso; and the accuracy of Fortuna’s current Mineral Resource and Mineral Reserve estimates. Forward-looking Statements are made as of the date hereof and Fortuna disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.